Oppenheimer Main Street Fund, Inc.
Period Ending 8/31/10
Exhibit 77M

On August 26, 2010 the Fund acquired all of the net assets of Oppenheimer Principal Protected Main Street Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Principal Protected Main Street Fund shareholders on August 20, 2010.

The Fund issued (at an exchange ratio of 0.285117 for Class A, 0.288224 for Class B, 0.290754 for Class C, and 0.290364 for Class N of the Fund to one share of Oppenheimer Principal Protected Main Street Fund) 583,720; 1,145,353; 330,946 and 12,671 shares of beneficial interest for Class A, Class B, Class C, and Class N, respectively, valued at $15,795,468, $30,076,977, $8,637,696, and $337,806 per share in exchange for the net assets, resulting in combined Class A net assets of $3,955,416,271 per share, Class B net assets of $354,739,043 per share, Class C net assets of $521,809,963 per share, and Class N net assets of $106,768,271 per share on August 26, 2010. The net assets acquired included an unused capital loss carry forward of $975,417, potential utilization subject to tax limitations. The exchange qualified as a tax-free reorganization for federal income tax purposes.

For additional information please refer to the Fund's N-14 filed with the Commission on May 11, 2010 (333-166553). Oppenheimer Principal Protected Main Street Fund will apply on Form N-8f to deregister as an investment company and will cease to be a registered investment company.